UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Investor Relations PRESS RELEASE

Grupo Televisa Announces

Mexico City, September 7, 2026 – Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE: TV; BMV: TLEVISA CPO) announces, in connection with the unusual trading activity in the price of the Company’s ordinary participation certificates (CPOs) occurred today, that there has been no change in the Company’s results or financial condition that could justify such movements.

Notwithstanding the above, on September 4, 2026, S&P Dow Jones Indices (“S&P DJI”) issued a press release announcing the preliminary results of the S&P/BMV IPC rebalancing, pursuant to which the Company may cease to be a constituent of such index effective September 21, 2026. S&P DJI is expected to announce the final rebalancing results on September 11, 2026. The Company considers that such unusual trading activity could be attributable to the aforementioned publication.

The Company did not carry out any transactions under its share repurchase program and is not aware of any transaction in the Company’s CPOs carried out by any member of its Board of Directors or any of its Relevant Officers.

About Televisa

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. Televisa also offers pay television and broadband services through its direct-to-home satellite system. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable networks and satellite system. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and, over 50 countries through television networks, cable operators, and over-the-top or OTT services.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations

www.televisair.com.mx

Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx

Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Nicolás Espinoza, Investor Relations Manager/ nespinozam@televisa.com.mx

Media Relations

Tel: (52 55) 5224 6420

Rubén Acosta, Communications General Director / racostamo@televisaunivision.com

Florencia López de Rodas, Communications and Media Director / flopezd@televisa.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: September 8, 2026	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel